CERTIFICATE

Re:

RTN Stealth Software Inc. (the "Company")

Annual General and Special Meeting of Shareholders – March 30, 2011

In  connection  with  the  annual  general  and  special  meeting  of  shareholders  of  the  Company scheduled to be held on March 30, 2011, the undersigned hereby reports that the Company has made the arrangements described in paragraphs (a) and (b) of subsection 2.20 of National Instrument 54-

101 (“NI 54-101”), and that the Company is relying upon section 2.20 of NI 54-101 in abridging the time prescribed in subsections 2.2(1) or 2.5(1) of NI 54-101.

DATED as of the 4th day of March, 2011.

RTN STEALTH SOFTWARE INC.

Per:   “Michael Boulter”

Authorized Signatory